RESULTS OF SHAREHOLDER MEETING
VIRTUS INSIGHT TRUST
September 16, 2011
(Unaudited)


At a Special Meeting of Shareholders of Virtus Intermediate Tax-Exempt Bond Fund, a former series of Virtus Insight Trust, held on September 16, 2011, shareholders voted on the following proposal:

Number of Eligible Shares Voted:

    For                       Against                   Abstain
38,700,389.227               478,900.240             1,071,074.410

To approve an Agreement and Plan of
Reorganization to merge
Virtus Intermediate Tax-
Exempt Bond Tax-Exempt Bond
Fund, a former series of
Virtus Insight Trust, into
Virtus Tax-Exempt Bond Fund,
also a series of Virtus
Insight Trust

Shareholders of the Fund voted to approve the above proposal.